Exhibit 99.1

Capital One Prime Auto Recevables Trust 2005-1

Aggregate Data for year ended December 31, 2005

Defaults	$659,229.85

Total Collections	$205,999,320.28

Scheduled and Prepayment Principal Received	$166,703,379.83

Collection of Interest and Fees	$27,403,786.70

Annual Servicing Fee	$2,088,759.50

Class A Investor Charge-Offs	$0.00